nH
HOTELES

Santa Engracia, 120
Edificio Central
28003 Madrid. España
t. +34 91 451 97 27
f. +34 91 451 97 29
nh@nh-hotels.com
www.nh-hotels.com


06013930

May, 2006

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549



SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on May-, 2006 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

PART OF
THE nH WORLD

NH HOTELES S.A.
Inscrita en el Registro Mercantil de Madrid, Tomo 576 general, Libro 176 de la sección 3.ª,
Folio 34 vuelto, Hoja n.º 1467 - C.I.F. A-28027944

nH
HOTELES

FILE NUMBER
82 - 4780

5, May 2006

Dear Sirs,

In compliance with the disclosure requirements laid down in Section 82 of the Securities Market Act, we hereby report on the decisions taken by the Annual General Meeting of Shareholders held on 5 May 2006, at which shareholders holding 58,856% of the share capital were either present or represented:

1) TO APPROVE THE ANNUAL ACCOUNTS AND DIRECTORS' REPORT.

a) To approve the Annual Accounts - the Balance Sheet, Profit and Loss Account and Notes to the Accounts - the Directors' Report and the Proposed Application of the Profits for 2005, for the Company and for its consolidated group, as well as the management of the Board of Directors during that year.

b) To charge the 37,115 (thousand euro) loss for the year to "Prior-year losses" to be offset in future years.

2) DISTRIBUTION OF DIVIDENDS FROM VOLUNTARY RESERVES.

To distribute, charged to voluntary reserves, 31,078,553.48 euros, representing € 0.26 euros gross per share. Said payment shall be made as from 16 May 2006, through the entities that are members of the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.

3) TO RENEW AND, WHERE APPROPRIATE, TO APPOINT DIRECTORS.

a) To reelect the Directors GABRIELE BURGIO, RAMON BLANCO BALIN, MANUEL HERRANDO Y PRAT DE LA

RIBA, ALFONSO MERRY DEL VAL GRACIE AND JOSÉ DE NADAL CAPARÁ for a further three-year term.

b) To ratify the appointment and elect for a term of three years of the Director JULIO DIAZ-FREIJO CERECEDO.

c) To appoint GARY GARRABRANT as a Director for a three-year term.

As a result the members of the Board of Directors are as follows:

Gabriele Burgio
Matías Amat Roca
Ramón Blanco Balín
José de Nadal Capará
Julio Cesar Diaz-Freijo Cerecedo
Ignacio Ezquiaga Domínguez (representing Hoteles Participados, S,L.)
Gary Garrabrant
Manuel Herrando y Prat de la Riba
Aurelio Izquierdo Gómez (representing Bancaja, S.A.)
Alfonso Merry del Val Gracie
Miguel Rodríguez Dominguez

4) ACQUISITION OF OWN SHARES.

To authorise, for a further 18-month period, the Board of Directors to take as security and/or acquire, directly or indirectly, own shares, by buying them on an official secondary market for a price not below their par value, nor higher than their listed price at the time of acquisition. At no time may the par value of the shares acquired, together with the shares taken as security, exceed 5 percent of the Company's total share capital.

The Board of Directors is expressly empowered to freely dispose of the shares acquired under the aforementioned authorisation in order to comply, as the case may be, with the commitments entered into under the "Stock option remuneration schemes" or "linked to the listed share value" set up in the Company that have been duly approved.

5) TO APPOINT THE AUDITOR FOR THE COMPANY AND ITS CONSOLIDATED GROUP.

To appoint **DELOITTE & TOUCHE ESPAÑA, S.L.** as the Company's Auditors for the Annual Accounts and Directors' Report of the Company and of its consolidated group for 2006.

6) DELEGATION FOR CAPITAL INCREASE

a) To delegate powers to the Board of Directors to decide to increase the share capital one or more times at the time and for the amount it decides, in accordance with the following legislation and up to the maximum set in Section 153 of the Companies Act.

b) To declare void the authorisation granted to the Board of Directors to increase the share capital in accordance with the decision taken by the Annual General Meeting of Shareholders held on 6 June 2001.

7) AUTHORISATION FOR THE BOARD OF DIRECTORS TO ISSUE BONDS, DEBENTURES OR SIMILAR NON-CONVERTIBLE SECURITIES

To authorise the Board of Directors to issue debentures of any kind not convertible into shares, bonds, bonds with options, promissory notes, notes, call options on shares, Floating Rate Notes, Euronotes, Commercial Paper, Warrants and, in general, any security or financial instrument, represented by certificates or entries in account and denominated in euros or in other currencies, up to the maximum allowed under the law in force at the time of the issue, which may be made, at the choice of the Board, indistinctly, either once or else as many times as the Board may deem appropriate. The Board may, in turn, delegate this power, in accordance with the terms set out in Section 141 of the Companies Act.

8) TO INCREASE SHARE CAPITAL SUPRESSING THE PRE-EMPTIVE RIGHT BY MAKING A CONTRIBUTION IN KIND OF 1,162,439 SHARES LATINOAMERICANA DE GESTION HOTELERA S.A.

a) **Increase in share capital**

To increase share capital by a nominal amount of 8,500,000 euros, by issuing 4,250,000 new ordinary shares, each with a par value of two euros, of the same class and series as existing shares, represented by entries in account, with a share premium of 11.50 euros for each share.

b) Subscribing and paying in the shares

The counter value of this increase shall be the contribution in kind of 1,162,439 shares in LATINOAMERICANA, DE GESTION HOTELERA, S.A. representing 35.63% of its share capital.

c) Rights of the new shares

The new shares shall entitle their holders to the same voting and dividend rights as the shares of NH Hoteles, S.A. currently outstanding when the issue is made. The new shares shall be entitled to interim or final dividends of the company for which the distribution decision is taken as from that date.

d) Modification of Article 5 of the Articles of Association

To modify Article 5 of the Articles of Association which, after the capital increase has been subscribed and paid in, shall be worded as follows:

"Article 5.- The share capital is 247,565,796 euros and is represented by 123,782,898 shares, represented by entries in account, each with a par value of 2 euros, grouped into a single series and numbered correlatively from 1 through 123,782,898, fully subscribed and paid in".

e) Application for listing

To apply for the new shares to be listed for trading in the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and to be traded on the Stock Exchange Interconnection System (Continuous Market).

9) TO INCREASE SHARE CAPITAL SUPRESSING THE PREEMPTIVE RIGHT BY MAKING A CONTRIBUTION IN KIND OF 8,770,130 SHARES IN SOTOGRANDE, S.A. (AT ONE SHARE IN SOTOGRANDE, S.A. FOR EVERY SHARE IN NH HOTELES, S.A. ISSUED AS A RESULT OF THIS RESOLUTION)

a) Capital increase

The decision was taken to increase the current share capital by SEVENTEEN MILLION, FIVE HUNDRED AND FORTY THOUSAND, TWO HUNDRED AND SIXTY EUROS (€17,540,260) by creating 8,770,130 new ordinary shares in the Company, of the same class and series as its existing shares, each with a par value of 2 euros, with a share premium of 11.50 euros for each share, represented by entries in account. The possibility of an

incomplete subscription of the capital increase is expressly provided for.

b) Subscribing and paying in the shares

This increase has been approved entirely for the purposes of liquidating the Public Offering made by the Company, for a share swap on all the 8,770,130 shares in the company Sotogrande, S.A. which it does not hold, in accordance with the prospectus which must be authorised by the National Securities Exchange Commission (CNMV).

c) Condition precedent

The Decision is subject to the suspensive condition that the Public Offering to Buy the shares shall be authorised by the National Securities Exchange Commission (CNMV).

d) Listing

To apply for the newly created shares to be listed for trading in the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and to be traded on the SIBE/Continuous Market.

10) DELEGATION OF POWERS OF ATTORNEY TO FORMALISE, INTERPRET, RECTIFY AND ENFORCE THE DECISIONS TAKEN BY THE GENERAL MEETING OF SHAREHOLDERS

To grant several powers to Gabriele Burgio and José María Mas Millet, respectively the Chairman and the Secretary of the Board of Directors, so that either of them may formalise and enforce the above decisions, and be able to execute for said purpose such public or private documents as may be necessary or advisable (including documents of interpretation, clarification, rectification of errors and correction of defects) for their exact compliance and for them to be entered in the Mercantile Register and in any other Public Register.

In his speech, the Chairman of the Board of Directors informed those present about developments in the business during the first quarter of 2006. Attached as Appendices I and II are copies of the information notes drawn up for the analysts who follow the Company and for the media, respectively.

After the General Meeting of Shareholders ended, the Board of Directors took the following decisions:

a) To reelect Gabriele Burgio as Chairman of the Board of Directors and to delegate to him all the powers except for those that may not

be delegated by law or under the terms of the Articles of Association.

b) To review, as proposed by the Appointments and Remunerations Committee, the membership of the Audit and Control Committee and the Appointments and Remunerations Committee, whose members shall now be as follows:

Audit and Control

Ramón Blanco Balín
Ignacio Ezquiaga Domínguez (representing Hoteles Participados, S.L.)
Miguel Rodríguez Dominguez

Appointments and Remunerations

Matías Amat Roca
José de Nadal Capará
Manuel Herrando y Prat de la Riba
Aurelio Izquierdo Gómez (representing Bancaja, S.A.)

Yours sincerely,



Roberto Chollet Ibarra
Chief Financial Officer

nH
HOTELES



CORPORATE
COMMUNICATION
DEPARTMENT



NH HOTELES
Santa Engracia 120 Edif.Central 7ª
28003 Madrid
T: +34 91 451 97 62 / 18
F: +34 91 451 97 20
www.nh-hotels.com
comunicacion@nh-hotels.com

NH GREATLY IMPROVES THE PERFORMANCE OF ITS HOTEL OPERATIONS

- **The chain had revenues of €228.5M, up by 8.7%. Hotel sales grew by 13.6% to €224M as a result of improved occupancy rates and average prices**
- **Operating profits (EBITDA) for the hotel business were up by 20.6%, to €24.1M**
- **All the business units recorded improvement in Revpar, which increased by 11% for comparable hotels in Europe and by 37.5% in Latin America**
- **Net earnings were up by 191.6%**

Madrid, 5 May 2006.- In the first quarter of this year, NH Hoteles earned €1.75M, nearly three times higher than the €0.6M in net profits recorded for the first three months of 2005. The chain's hotel operations performed very well, with operating profits (EBITDA) up by 20.6% to €24.1M.

Up to March, NH Hoteles billed €228.5M in total, 8.7% more than for the same period of the previous year. The Group's hotel sales totaled €224M, 13.6% higher than in the first quarter of 2005. All the Business Units have recorded higher revenues and Revpar (revenues per available room). In comparable hotels the Revpar was up by 12.8%, due to a 6.8% rise in occupancy rates and a 5.6% increase in average prices. Worthy of mention is the improvement in occupancy rates in Latin America and Germany, up by 8.7% and 8.3% respectively, and the increase in the average price in Latin America (+26.5%) and Italy (+15.2%). The occupancy rate in Spain was up by 5.2% and the average price rose by 6.3%. For the Benelux, the increases were 7.7% and 3.6%, respectively.

EBITDA improved by 50% in Latin America and 44.8% in Germany, which is still consolidating its recovery.

Sotogrande recorded revenues of €4.5M, down by 65%, mostly because this year, unlike last year, there have been no sales of large plots of land. Nevertheless, Sotogrande makes a large proportion of its deliveries towards the end of the year. Confirmed sales yet to be recorded in the accounts totaled €82.75M with an estimated margin of €35.9M.

nH HOTELES



CORPORATE COMMUNICATION DEPARTMENT



NH HOTELES
Santa Engracia 120 Edif.Central 7ª
28003 Madrid
T: +34 91 451 97 62 / 18
F: +34 91 451 97 20
www.nh-hotels.com
comunicacion@nh-hotels.com

The accompanying tables give a picture of business trends for the first quarter of 2006, compared to the first quarter of last year.

Evolution until March 31st 06	Sales	Ebitda
Total Hotel Activity Comparable	12,6%	66,7%
B.U. Spain	12,6%	33,5%
B.U. Benelux	11,9%	55,3%
B.U. Switzerland, Austria and Hungary	12,5%	35,5%
B.U. Germany	9,3%	35,0%
B.U. Italy	5,7%	(41,9%)
B.U. Latin America	28,0%	55,0%

Evolution Revpar Comparable Hotels	Change
Total Europe Comparable	10,98%
B.U. Spain	11,81%
B.U. Benelux	11,64%
B.U. Switzerland, Austria and Hungary	10,05%
B.U. Germany	9,01%
B.U. Italy	12,92%
B.U. Latin America	37,51%

nH HOTELES



CORPORATE COMMUNICATION DEPARTMENT



NH HOTELES
Santa Engracia 120 Edif.Central 7ª
28003 Madrid
T: +34 91 451 97 62 / 18
F: +34 91 451 97 20
www.nh-hotels.com
comunicacion@nh-hotels.com

NH HOTELES
IFRS PROFIT AND LOSS ACOUNT AS A MARCH

	As of March 31st 2006 M Euros	As of March 31st 2005 M Euros	06/05 Change
Room revenues	220,78	194,44	*13,5%*
Real estate sales and other	4,50	13,02	*(65,4%)*
Other non-recurring revenues	3,23	2,79	*15,8%*
REVENUES	**228,51**	**210,25**	***8,7%***
Real estate cost of sales	(1,23)	(4,47)	*72,5%*
Staff cost	(82,75)	(74,29)	*(11,4%)*
Operating expenses	(75,21)	(65,81)	*(14,3%)*
Other non-recurring expenses	(0,13)	0,46	*(128,3%)*
GROSS OPERATING PROFIT	**69,19**	**66,14**	***4,6%***
Lease payments and property taxes	(44,31)	(39,81)	*(11,3%)*
EBITDA	**24,88**	**26,33**	***(5,5%)***
Depreciation	(17,44)	(16,10)	*(8,3%)*
EBIT	**7,44**	**10,23**	***(27,3%)***
Interest income (expense)	(4,99)	(4,04)	*(23,5%)*
Income from minority equity interests	(0,03)	(0,05)	*39,8%*
EBT	**2,42**	**6,14**	***(60,6%)***
Corporate income tax	(0,73)	(3,97)	*81,6%*
NET INCOME before minorities	**1,69**	**2,17**	***(22,1%)***
Minority interests	0,06	(1,57)	*103,8%*
NET INCOME	**1,75**	**0,60**	***191,6%***





NH HOTELES
Santa Engracia 120 Edif.Central 7ª
28003 Madrid
T: +34 91 451 97 62 / 18
F: +34 91 451 97 20
www.nh-hotels.com
comunicacion@nh-hotels.com

ABOUT NH HOTELES

NH Hoteles (www.nh-hotels.com) ranks third among European business hotels. NH Hoteles currently has 262 hotels with 38,076 rooms in 19 countries in Europe, Latin America and Africa. NH Hoteles has at present 19 new projects for hotels under construction, which shall more than 3,500 new rooms.

NH Hoteles stands out in quality both as regards services and facilities, with very carefully thought out decoration, intended to please all tastes and making the guest feel comfortable. NH Hoteles' establishments offer the most advanced technologies designed to facilitate the guest's communication as well as his work and leisure.

The restaurants are another priority for hotels in the chain, offering guest first-rate cuisine. Furthermore, the prestigious restaurateur Ferran Adrià, creator of El Bulli restaurant, has entered into an association with NH Hoteles, launching new concepts such as "nhube", pioneering spaces in the hotel sector combining food, leisure and rest for the chain's guest, and "Fast Good".

NH Hoteles is listed on the Stock Exchange of Madrid (in the selective Ibex 35 Index). Furthermore, NH Hoteles is a member of Stoxx Europe 600, including the best European companies. And finally, the Group is also included in the prestigious Morgan Stanley Capital International (MSCI) securities index.

FOR MORE INFORMATION:

NH Hoteles Communication Department
Tel: + 34 91 451 97 62
+ 34 91 451 97 18 (switchboard)
E-Mail: comunicacion@nh-hotels.com

RESERVATIONS

Tel: 902 115 116 (From Spain)
Tel: +800 0115 0116 (Only from A, B, F, G, IRL, NL, I, PT, CH, UK)
Tel: +34 91 398 44 00 (From other countries)
Website: http://www.nh-hotels.com

nH HOTELES

DEPARTAMENT OF INVESTOR RELATIONS

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Madrid, 5th May, 2006

NH HOTELES 1st QUARTER SALES AND RESULTS

Hotel P&L	Q1 2006	Q1 2005	% Change	% Change Comparable*
Hotels Revenue	224.00	197.23	13.6%	12.6%
Hotels GOP	68.38	59.77	14.4%	21.7%
Hotels EBITDA	24.07	19.96	20.6%	66.7%
Hotels Net Income	1.36	-3.61	-	

(*) At constant scope of consolidation

Real Estate P&L	Q1 2006	Q1 2005	% Change
Real Estate Revenue	4.51	13.02	-65.4%
Real Estate Ebitda	0.81	6.37	-87.3%
Sotogrande Net Income	0.39	4.22	-90.8%

Highlights and Notes to the Results:

- In the 1st quarter, RevPar at Comparable Hotels in Europe grew by 11%, benefited from the shift in the Easter Vacation calendar, which unlike last year, it took place in April instead of march, making the comparison easier.
- ADR in comparable hotels in Europe rose by a 4.1%, being responsible for the 40% of the total growth in RevPar.
- A table of January-April RevPar performance has been provided to isolate the Easter vacation effect and show a more accurate picture on the current trading performance.
- Apart from the Easter vacation effect, there should be taken into account the following non recurring income and expenses:
  - In Ebitda 2005:
    - Non recurring revenue of €2.6m that was not repeated in the first quarter of 2006.
    - Income of €2.8m from the sale of two hotels.
  - In Ebitda 2006 (at the corporate level): Income of €3m as a consequence of the share dilution related to the NH Italy €50.7m capital increase subscribed by Banca Intesa at NH Italia.

- Excluding these non-recurring items, Ebitda from Total Hotel Activity would have been 44.8% up from previous year, instead of 20.6% reported, reflecting a more accurate picture of the underlying hotel performance. Total Group Ebitda would have picked up 4.6% instead of a drop of 5.5% reported.

- Sotogrande's real estate business reported total sales of €4.5m, 65% down compared with the same period of previous year. The difference is explained by the product delivery scheduled and a fewer number of plots sold, compared to houses and apartments.

nH HOTELES

DEPARTAMENT OF INVESTOR RELATIONS

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

REVPAR 1ST QUARTER	AVERAGE ROOMS		OCCUPANCY %		ADR		REVPAR	
	2,006	**2,005**	**2,006**	**% Var**	**2,006**	**% Var**	**2,006**	**% Var**
Madrid	3,556	3,557	67.3%	3.4%	97.2	7.7%	65.4	11.4%
Barcelona	1,036	1,036	67.4%	10.3%	89.8	10.6%	60.5	22.0%
Rest of Spain & Portugal	5,478	5,478	60.4%	5.5%	74.0	4.2%	44.7	9.9%
Spain & Portugal Comparable	**10,070**	**10,071**	**63.5%**	**5.2%**	**84.4**	**6.3%**	**53.6**	**11.8%**
Total Non Comparable Spain & Portugal	1,558	484	42.7%	-22.2%	90.6	-11.1%		
TOTAL B.U. SPAIN & PORTUGAL	11,628	10,555	60.7%	1.0%	85.0	5.8%	51.6	6.8%
Italy Comparable	376	384	55.6%	-2.0%	84.5	15.2%	47.0	12.9%
TOTAL B.U ITALY	376	384	55.6%	-2.0%	84.5	15.2%	47.0	12.9%
Amsterdam	1,223	1,223	79.7%	5.0%	101.7	1.0%	81.1	6.0%
Brussels	942	944	64.0%	27.9%	86.7	0.0%	55.5	27.9%
Sud Africa	241	240	70.0%	-5.6%	78.7	21.7%	55.1	14.9%
Rest of Holland	2,915	2,914	53.6%	4.7%	79.8	5.4%	42.7	10.3%
Rest of Belgium	174	174	60.3%	7.5%	62.3	-0.4%	37.6	7.1%
Holland & Belgium & Others Comparable	**5,495**	**5,495**	**62.1%**	**7.7%**	**86.7**	**3.6%**	**53.8**	**11.6%**
Non Comparable Belgium & Holland & Others	1,400	1,178	60.9%	-8.2%	98.0	6.3%		
TOTAL B.U. HOLLAND&BELGIUM	6,895	6,673	61.9%	4.5%	88.9	4.2%	55.0	9.0%
Switzerland Comparable	562	562	61.3%	11.7%	85.6	-0.3%	52.4	11.4%
Austria Comparable	969	969	64.1%	5.9%	70.2	3.7%	45.0	9.9%
Hungary Comparable	160	160	63.1%	-9.4%	54.0	15.9%	34.0	4.9%
Total Swit & Austria & Hungary Comp	**1,691**	**1,691**	**63.1%**	**6.0%**	**73.6**	**3.9%**	**46.5**	**10.1%**
Romania Non Comparable	42		22.9%		64.7			
TOTAL B.U. SWITZ&AUST&HUNG& ROM	1,733	1,691	62.1%	4.3%	73.6	3.7%	45.7	8.2%
Berlin	1,180	1,180	52.9%	3.4%	61.1	1.5%	32.4	4.9%
Frankfurt	1,210	1,210	70.3%	12.4%	71.5	-8.0%	50.3	3.5%
Munich	1,128	1,128	59.6%	3.3%	58.9	2.7%	35.1	6.0%
Rest of Germany	4,971	4,971	56.2%	9.6%	57.1	3.3%	32.1	13.2%
Germany Comparable	**8,489**	**8,489**	**58.2%**	**8.3%**	**60.4**	**0.7%**	**35.1**	**9.0%**
Germany Non Comparable	405	237	47.8%	81.4%	84.5	67.3%		
TOTAL B.U. GERMANY	8,894	8,726	57.7%	8.9%	61.3	2.4%	35.3	11.6%
Total Europe Comparable	**26,121**	**26,130**	**61.4%**	**6.6%**	**76.8**	**4.1%**	**47.1**	**11.0%**
Total Europe Non Comparable	3,406	1,899	50.5%	-13.5%	93.4	1.4%		
TOTAL EUROPE CONSOLIDATED	29,527	28,029	60.1%	4.3%	78.4	4.5%	47.1	9.0%
Mercosur Comparable	1,354	1,345	70.6%	2.8%	48.5	34.7%	34.3	38.6%
Mexico Comparable	1,255	1,255	70.1%	15.8%	76.6	18.3%	53.7	37.0%
Latin America Comparable	**2,609**	**2,600**	**70.4%**	**8.7%**	**62.0**	**26.5%**	**43.6**	**37.5%**
Mercosur Non Comparable	96		55.4%		53.8			
Mexico Non Comparable	225	325	41.1%	-11.3%	53.1	10.9%		
Latin America Non Comparable	321	325	45.4%	-2.1%	53.4	11.5%		
LATINAMERICA CONSOLIDATED	2,930	2,925	67.6%	7.9%	61.4	25.5%	41.5	35.3%
TOTAL CONSOLIDATED	32,457	30,954	60.8%	4.7%	76.7	6.0%	46.6	10.9%
Total Comparable NH	**28,730**	**28,730**	**62.2%**	**6.8%**	**75.2**	**5.6%**	**46.8**	**12.8%**
Total Non Comparable NH	3,727	2,224	50.1%	-11.6%	90.3	4.0%		
TOTAL NH	32,457	30,954	60.8%	4.7%	76.7	6.0%	46.6	10.9%

nH HOTELES

DEPARTAMENT OF INVESTOR RELATIONS

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

RevPar Comparison	RevPar 1st Quarter		RevPar January- April	
	2.006	% Var	2.006	% Var
Spain & Portugal Comparable	53,6	11,8%	55,0	8,6%
Germany Comparable	35,1	9,0%	35,2	1,7%
Benelux Comparable	53,8	11,6%	57,2	10,2%
Swit & Austria & Hungary Comparable	46,5	10,1%	48,4	8,1%
Italy Comparable	47,0	12,9%	56,1	13,6%
Total Europe Comparable	47,1	11,0%	48,5	7,2%

REVENUE AND EBITDA 1ST QUARTER	Q1 2006 REVENUE M Euros	Q1 2006 EBITDA M Euros	Q1 2006 Margin %	Q1 2005 Revenue M Euros	Q1 2005 EBITDA M Euros	Q1 2005 Margin %	%Q106/05 Change Revenue	%Q106/05 Change EBITDA
B.U. SPAIN & PORTUGAL COMPARABLE	**76.37**	**13.78**	**18.0%**	**67.85**	**10.32**	**15.2%**	**12.6%**	**33.5%**
Spain & Portugal Non Comparable	10.17	-2.29	-22.5%	7.84	2.40	30.6%		
B.U.SPAIN & PORTUGAL	86.54	11.49	13.3%	75.69	12.72	16.8%	14.3%	-9.7%
B.U. HOLLAND & BELGIUM COMPARABLE	**44.78**	**10.70**	**23.9%**	**40.03**	**6.89**	**17.2%**	**11.9%**	**55.3%**
Holland & Belgium & Others Non Comparable	14.43	4.05	28.1%	16.12	7.82	48.5%		
B.U. HOLLAND & BELGIUM & OTHERS	59.21	14.75	24.9%	56.15	14.71	26.2%	5.4%	0.3%
B.U. S&A&H COMPARABLE	**10.47**	**-0.78**	**-7.4%**	**9.31**	**-1.21**	**-13.0%**	**12.5%**	**35.5%**
B.U. SWITZERLAND & AUSTRIA & HUNGARY	10.47	-0.78	-7.4%	9.31	-1.21	-13.0%	12.5%	35.5%
B.U. GERMANY COMPARABLE	**44.23**	**-2.02**	**-4.6%**	**40.45**	**-3.11**	**-7.7%**	**9.3%**	**35.0%**
Germany Non Comparable	2.04	0.23	11.3%	0.80	-0.13	-16.3%		
B.U. GERMANY	46.27	-1.79	-3.9%	41.25	-3.24	-7.9%	12.2%	44.8%
ITALY COMPARABLE	**2.80**	**-0.88**	**-31.4%**	**2.65**	**-0.62**	**-23.4%**	**5.7%**	**-41.9%**
B.U. ITALY	2.80	-0.88	-31.4%	2.65	-0.62	-23.4%	5.7%	-41.9%
TOTAL EUROPE COMPARABLE	**178.65**	**20.80**	**11.6%**	**160.29**	**12.27**	**7.7%**	**11.5%**	**69.5%**
B.U. LATIN AMERICA COMPARABLE	**14.76**	**4.62**	**31.3%**	**11.53**	**2.98**	**25.8%**	**28.0%**	**55.0%**
Latin America Non Comparable	0.97	0.00	0.0%	0.65	0.10	15.4%		
B.U. LATIN AMERICA	15.73	4.62	29.4%	12.18	3.08	25.3%	29.1%	50.0%
HOTEL ACTIVITY COMPARABLE	**193.41**	**25.42**	**13.1%**	**171.82**	**15.25**	**8.9%**	**12.6%**	**66.7%**
CORPORATE	2.98	-3.34		0.00	-5.48			39.1%
TOTAL HOTEL ACTIVITY	**224.00**	**24.07**	**10.7%**	**197.23**	**19.96**	**10.1%**	**13.6%**	**20.6%**
SOTOGRANDE REAL ESTATE	4.51	0.81	18.0%	13.02	6.37	48.9%	-65.4%	-87.3%
TOTAL CONSOLIDATED	**228.51**	**24.88**	**10.9%**	**210.25**	**26.33**	**12.5%**	**8.7%**	**-5.5%**

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

NH HOTELES,S.A. P&L ACCOUNT AS AT MARCH, 31st 2006	Q1 2006 M Eur.	%	Q1 2005 M. Eur	%	2006/2005 Change. %
Room Revenues	220.78	96.6%	194.44	92.5%	13.5%
Real estate sales and other	4.50	2.0%	13.02	6.2%	-65.4%
Other non-recurring revenues	3.23	1.4%	2.79	1.3%	15.8%
TOTAL REVENUES	**228.51**	**100.0%**	**210.25**	**100.0%**	**8.7%**
Cost of real estate sales	-1.23	-0.5%	-4.47	-2.1%	72.5%
Operating expenses	-158.09	-69.2%	-139.64	-66.4%	13.2%
GROSS OPERATING PROFIT	**69.19**	**30.3%**	**66.14**	**31.5%**	**4.6%**
Lease payments and property taxes	-44.31	-19.4%	-39.81	-18.9%	-11.3%
EBITDA	**24.88**	**10.9%**	**26.33**	**12.5%**	**-5.5%**
Depreciation	-17.44	-7.6%	-16.10	-7.7%	-8.3%
EBIT	**7.44**	**3.3%**	**10.23**	**4.9%**	**-27.3%**
Interest income (expense)	-4.99	-2.2%	-4.04	-1.9%	-23.5%
Income from minority equity interests	-0.03	0.0%	-0.05	0.0%	39.8%
EBT	**2.42**	**1.1%**	**6.14**	**2.9%**	**-60.6%**
Corporate income tax	-0.73	-0.3%	-3.97	-1.9%	81.6%
NET INCOME before minorities	**1.69**	**0.7%**	**2.17**	**1.0%**	**-22.1%**
Minority interests	0.06	0.0%	-1.57	-0.7%	103.8%
NET INCOME	**1.75**	**0.8%**	**0.60**	**0.3%**	**191.6%**

NH HOTELES
Santa Engracia 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

HOTEL BUSINESS

Spain

- Notwithstanding the favourable impact of the shift in the Easter vacation calendar in the first three months of the year, the underlying performance from January to April, +8.6% has been encouraging.
- ADR rose by 6.3%, while occupancy grew by 5.2%.
- The focus on yield management has enabled to increase ADR in all regions through the implementation of strategies to increase average prices during low season.
- Decrease in total Ebitda was mainly shaped by two factors:
  - The new rooms, 7.8% out of the total average rooms, added to the portfolio since the start of 2005 have contributed with 4.3% of the B.U.'s total revenues. Yet, it negatively affected the Ebitda holding it back by an 8.4%.
  - The hotel NH Sport sold in the first quarter of 2005 for 2.2M has negatively affected the year on year comparison. Had this non recurring income not taken place, total Ebitda would have picked up by 13.9%.

Benelux

- The comparison between January-April versus January-March suggests a good trading momentum across all the Benelux regions, with a pick up in ADR of 3.6% and a boosting occupancy of 7.7%.
- Flat Ebitda evolution was mainly shaped by three factors:
  - The three new hotels opened: NH Den Haag, NH De Ville, and NH Harrington Hall have contributed with 3.3% of the B.U.'s total revenues. Yet, it made the Ebitda to drop by a 1.5%.
  - The sale of the NH Oostende in the first quarter of 2005 for €0.6m has negatively affected the year on year comparison. By removing this effect total Ebitda would have rise by 5%.
  - A non recurring revenue in the first quarter of 2005 not repeated in 2006 made up for 17.7% of 2005's first quarter Ebitda.
- Had these non recurring incomes not taken place, total Ebitda in Benelux would have picked up by a 28.2%, instead of remaining flat.

Switzerland, Austria and Hungary

- First quarter underlying performance was in line with NH overall performance: strong RevPar recovery via Occupancy and ADR.
- Losses were reduced by 35.5%, partly thanks to strong demand and the renegotiation of leases at three hotels, which gave rise to savings of €0.58m, compared to 2005.

NH HOTELES
Santa Engracia 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Germany

- Unlike the rest of the B.U., ADR remained flat or slightly positive, and like for like RevPar, +9%, was due to increased occupancy.
- Ebitda in Comparable hotels remained negative in the first quarter due to a historically weak seasonality in revenues compared to an evenly distributed lease cost throughout the year. Nevertheless, losses have been reduced by a 35% due partly by the incremental revenue, cost control policies and the €1.12m from lease-refinancing.
- At Non comparable scope of consolidation, two hotels have been added to the portfolio:
    - In 2005 NH Nuremberg was opened and in the first quarter of 2006, the NH Berlin Artus has been incorporated. These two hotels have contributed both in revenue and Ebitda. In Revenue they have accounted for 3.5% of total sales and have reduced total losses by a 16% in the business unit.

Latin America

Since the Easter week positively affected this BU. growth is likely to moderate for the rest of the year.

- In local currency terms:
    - In Argentina, Sales climbed 33.5% at comparable hotels, RevPar by 34.5%, occupancy improved by 3.4% and ADR gained 31.08%.
    - In Mexico, revenues at comparable hotels improved by 18.3%, RevPar by 19.6%, occupancy gained 15.8% and prices rose 3.8%.
- In Mexico 16 p.p. of the increase in RevPar is explained by the favourable currency exchange rate.
- EBITDA in Latin America improved by a 50%, reflecting the operating improvement and the currency exchange effect.

NH HOTELES
Santa Engracia 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

SOTOGRANDE REAL ESTATE BUSINESS

- Sotogrande's real estate business reported total sales of €4.5m, a 65% less than in the same period of previous year. The difference is explained by the product delivery scheduled and a more limited number of plots sale, compared to houses and apartments.
- Sotogrande's Ebitda of €0.81m, versus €6.3m last year is explained by, apart from the timetable of delivery of products, the more difficult comparison due to the sale of a large plot for €3.4m, made in February last year.
- At end-March 2006, confirmed real estate sales not reflected in the accounts amounted to €82.7m, with an estimated margin of €36m. The majority of these were in the residential development of Ribera del Marlin and Los Cortijos de La Reserva. The figure for sales not reflected in the accounts at year-end 2005 was €79.9m.

Sotogrande - Income Breakdown	**Q1 2006**		**Q1 2005**	
	Mn Euros	**% total**	**Mn Euros**	**% total**
Berths and Parking lots	0,8	17,1%	0,6	4,3%
Apartments	2,0	43,8%	3,3	25,7%
Plots	0,7	15,0%	6,3	48,1%
Real Estate Income	**3,4**	**75,9%**	**10,2**	**78,0%**
Other Income	1,1	24,1%	2,9	22,0%
Total Income	**4,5**	**100,0%**	**13,0**	**100,0%**

FINANCIAL PERFORMANCE

- Positive Net income of €1.75m versus €0.6m last year.
- Minority interests have been lowered as a consequence of the buy out of minorities done last year.
- Net consolidated debt at end-March amounted to €687.6m, down from €690.04m at the beginning of the year.
- Financial gearing (Net Debt/Equity) was 0.77X.
- NH Hoteles has contributed to the subordinated loan for the refinancing of the leases of 17 hotels with €4m. The total amount of subordinated loan is €58.4m which generates an annual average return of 3%. Refinancing the hotels in Germany and Austria generated cost-savings of €1.7m, in addition to the interest on subordinated loans which generated financial revenues of €0.4m in the first quarter of 2006.
- During the first quarter, the most relevant facts regarding the Net Debt have been: investments in new projects, the contribution to the subordinated loan, and the cash in of €50.7m from the NH Italy capital increase.
- Ebitda 2006 records a non recurring income of €3m as a consequence of the share dilution related to the NH Italy €50m capital increase subscribed by Banca Intesa at NH Italia. As a consequence of this deal, Banca Intesa has a 49% stake in NH's Italian subsidiary.

nH HOTELES

DEPARTAMENT OF INVESTOR RELATIONS

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

PORTFOLIO OF HOTELS AND EXPANSION PROJECTS

Hotels opened up to date in 2006

Hotel	City	Contract	# of rooms
NH Balago	Valladolid	Leased	159
NH Numancia (Room Extension)	Barcelona	Leased	22
NH Berlin Artus	Berlin	Leased	136
NH Santo Stefano	Turin	Managed	125
NH de Ville	Groningen	Leased	67
NH Cayo Coco	Cayo Coco (Cuba)	Managed	690
New Openings			**1199**

Rooms and hotels signed due to open over the next years

Year of Openings	Total			Rest of 2006		2007		2008	
Countries	Rooms	Hotels		Hotels	Rooms	Hotels	Rooms	Hotels	Rooms
ARGENTINA	208	1		0	93	1	115	0	0
MEXICO	826	3		1	136	2	690	0	0
CUBA (*)	150	0		0	0	0	0	0	150
SPAIN	1,203	9		6	985	2	158	1	60
ITALY	746	4		1	256	3	490	0	0
GERMANY (*)	91	0		0	0	0	91	0	0
SENEGAL REP.	310	2		0	0	2	310	0	0
(*) Where hotel = 0 means room extension									
TOTAL SIGNED	3,534	19		8	1,470	10	1,854	1	210

nH HOTELES
DEPARTAMENT OF INVESTOR RELATIONS
NH HOTELES
Santa Engracia 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Total Portfolio and signed projects

14-02-06	Rooms	Hotels		Leased	Rooms	Owned	Rooms	Managed	Rooms
TOTAL HOTELS OPEN									
ARGENTINA	1,062	8		0	0	8	1,062	0	0
URUGUAY	136	1		0	0	1	136	0	0
MEXICO	3,042	15		3	354	5	1,126	7	1,562
BRASIL	135	1		0	0	1	135	0	0
CHILE	122	1		0	0	1	122	0	0
CUBA	967	2		0	0	0	0	2	967
PORTUGAL	165	2		2	165	0	0	0	0
SPAIN	13,434	121		80	9,086	17	2,504	24	1,844
ITALY	501	2		1	376	0	0	1	125
ENGLAND	200	1		0	0	0	0	1	200
HOLLAND	5,620	30		11	1,551	18	3,989	1	80
BELGIUM	1,116	8		1	241	7	875	0	0
GERMANY	9,246	54		53	9,102	0	0	1	144
SWITZERLAND	562	4		2	330	2	232	0	0
AUSTRIA	973	6		6	973	0	0	0	0
HUNGARY	160	1		1	160	0	0	0	0
RUMANIA	161	2		1	83	0	0	1	78
SOUTH AFRICA	240	2		1	198	1	42	0	0
GHANA	234	1		0	0	0	0	1	234
TOTAL OPEN	38,076	262		162	22,619	61	10,223	39	5,234
TOTAL HOTELS SIGNED									
ARGENTINA	208	1		0	0	1	208	0	0
MEXICO	826	3		0	0	2	276	1	550
CUBA	150	0		0	0	0	0	0	150
SPAIN	1,203	9		6	985	2	158	1	60
ITALY	746	4		3	529	1	217	0	0
GERMANY	91	0		0	91	0	0	0	0
SENEGAL REP	310	2		0	0	0	0	2	310
TOTAL SIGNED	3,534	19		9	1,605	6	859	4	1,070

NH Hoteles has a presence in 19 countries, with 262 hotels open totalling 38,076 rooms, and contracts signed for another 19 with a further 3,534 rooms. In the 281 hotels opened or signed for, 27% of the rooms are owned by the chain, 58% are leased (of which NH has an option to buy 11.7%) and 15% are run under management contracts.

The signed projects are part of the company's strategy to boost organic growth in the City hotel segment in the countries where NH Hoteles already has a strong presence, and in other countries where it has little or no presence such as Italy, Eastern Europe and the UK. NH Hotels also wants to strengthen its position in leisure hotels, particularly top end Resorts in the Caribbean.